IMC-Chicago, LLC
Notes to Statement of Financial Condition
December 31, 2022

11. **Net Capital Requirements**

The Company is subject to the net capital requirements of the Net Capital Rule. The Company computes its net capital requirement under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of $1,000,000 or 2% of aggregate debit items, as defined. At December 31, 2022, the Company had net capital of $524,023,523 which was $523,023,523 in excess of its required net capital of $1,000,000.

12. **Subsequent Events**

The Company has performed an evaluation of subsequent events through February 28, 2023, which is the date the statement of financial condition were available to be issued and noted no subsequent events requiring disclosure.